

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 23, 2010

VIA US MAIL AND FAX(617) 507-8487
Semyon Dukach
Chief Executive Officer
SMTP, Inc.
95 Fulkerson Street
Cambridge, MA 02141

> **Re: SMTP, Inc.**
> **Registration Statement on Form S-1**
> **Filed Dec 2, 2010**
> **File No. 333-170912**

Dear Mr. Dukach:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Summary, page 2
Table C: Audited Balance Sheet

1. Please delete "audited" from Table A and Table C titles. Additionally, please revise your calculated Working Capital (Deficit), to equal Current Assets less Current Liabilities.

System failures could reduce the attractiveness of our service offerings…, page 8

2. We note that you have experienced periodic service interruptions. Please clarify whether you are aware of any loss of customers due to material service interruptions you experienced in 2009 and year-to-date.

Our use of open source…, page 10

3. We note that on page 26 you state that your core technology is built upon software that is open source. Please disclose whether or not there is a risk that you could be required to offer your products that use such open source software for no cost, or make available your source code for modifications or derivative works.

If the security of our customers' confidential information…, page 10

4. We note your statement that your general liability insurance may not cover any, or only a portion, of any potential claims you may be subject to for failing to protect your customers' confidential information. However, on page 8, you state that you do not have any general liability insurance. Please reconcile these statements.

The market price of our shares…, page 14

5. Please note that Rule 144(k) was eliminated as part of our revisions to Rule 144 in 2007. Please update this disclosure in this risk factor accordingly.

Use of Proceeds, page 16

6. Please provide additional disclosure regarding how you would use the proceeds from this offering. Please specify the products that you would expect to develop and how development of those products would impact your business.

Dilution, page 17

7. We note that in the fourth paragraph of this section you state that purchasers in this offering can expect immediate dilution of $0.229 per share. However, in a table immediately following this disclosure, you state that dilution per new investor will be $0.212. Please reconcile. In addition, the net tangible book value per share after the offering is incorrect in the table following the paragraph describing potential dilution assuming the sale of 75% of the common stock in this offering.

Plan of Distribution and Terms of the Offering, page 18

Plan of Distribution, Page 19

8. We note that shares will be sold only to friends, family and acquaintances, and all outstanding shares of the company are currently held by the founder. Therefore, a public market for the company's securities does not appear likely. Expand to discuss in greater detail why the company is publicly offering its shares. We note that the proceeds from

this offering are not needed to fund the company's anticipated capital requirements, and the expenses of the offering are approximately 75% of the total offering proceeds.

Principal Services, page 25
Background Overview, page 35

9. We note that you provide services to enable small, medium and large businesses to outsource the sending of outbound emails. Please update your revenue recognition section to describe more clearly how you derive revenues from your various offerings. For instance, on your website at http://www.smtp.com, you indicate that you can enable 1 million emails for a flat rate of $900 per month. However, your current disclosure merely states that your service revenues are "subscription-based" and are "prepaid by clients via credit card payments."   Additionally, please clarify whether your current customers consist of businesses or consumers and whether your customer count is based on the number of business clients or email accounts held by those clients or on individual subscribers.

Material Agreements, page 28

10. Clarify whether your employment agreement with Mr. Harrison is written or oral. If written, please file as an exhibit to the registration statement.

Executive Compensation, page 33

11. Please provide a description of the material terms of Mr. Harrison's stock options, including vesting.

12. Please provide disclosure regarding the terms of Mr. Harrison's annual bonus award.

13. Please provide disclosure regarding the material terms of the company's verbal agreements with Mr. Dukach and Mr. Morrison.

Summary Compensation Table, page 34

14. Please specify the year that the compensation in the table was paid to each executive.

15. We note that management fees of $297,490 were paid to Mr. Dukach in 2009 but only $100,00 was reflected in the table. Please advise.

16. The amounts reported in "All Other Compensation" seem incorrect. Please correct.

Management's Discussion and Analysis of Financial Condition, page 35
Liquidity, page 40

17. Please discuss in detail what you mean by your statement that deferred revenues "do not reflect true cash obligations of the Company."

Results of Operations, page 36

18. We note that increased sales of your subscription-based email service product is responsible for your increase in revenue in 2009 over 2008. Please describe this product, and your other products, in your business section.

Sales and Marketing, page 36

19. We note your disclosure that your sales and marketing expenses increased primarily because of the general growth of your business rather than as a result of a single marketing campaign. Please explain the relationship between the growth of your business and the increase in your marketing expense. For example, is your marketing budget a fixed percent of your revenue or do you pay more to your advertisers based on revenue.

Revenue Recognition, page F-8

20. Please expand to disclose the nature and terms of the refunds and credit card chargebacks. Please comply with this comment in your interim financial statements on page F-7.

Leased Administrative Facilities, page F-11

21. You state that in lieu of rent, the Company paid for certain repairs and maintenance totaling $133,664 and also made improvements to facilities owned by the sole shareholder totaling $71,639 during 2008. Please tell us the terms of each lease for the facilities including the required lease payments and how such payments were determined. In addition, tell us in detail the specific terms in such leases that required the termination of the leases upon sale of such facilities by your shareholder.

22. Please tell us why it was more advantageous for the Company to pay for those expenditures in lieu of rent. In this regard, we note on page 27 that your current annual rent expense amounts to only $24,000 per year.

Subsequent events, page F-12

23. Please revise your financial statements to give retroactive effect to the recapitalization. Please comply with this comment in your interim financial statements.

Management fees, page F-12

24. We note that the Company paid management fees of $144,715 and $297,490 to the Company's shareholder for services rendered to the Company during 2008 and 2009, respectively. Please disclose the nature of the services provided and how the fees were structured.

Financial Statements for the Nine Months Ended September 30, 2010 and 2009

Other Current Assets, page F-7

25. Please disclose the nature and terms of the deposits with your credit card payment processing vendor.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director